UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

EnLink Midstream, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336T100

(CUSIP Number)

Global Infrastructure Management LLP

Attention: Joseph Blum

1345 Avenue of the Americas, 30th Floor,

New York, New York 10105

(212) 315-8100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 29336U107	13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on July 30, 2018 (the “Schedule 13D”), relating to the Common Units representing limited liability company interests (the “Common Units”) of EnLink Midstream, LLC, a Delaware limited liability company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Merger Agreement

On October 21, 2018, the Issuer, EnLink Midstream Manager, LLC, NOLA Merger Sub, LLC, a wholly owned subsidiary of EnLink Midstream (“Merger Sub”), EnLink Midstream Partners, LP (the “Partnership”), and EnLink Midstream GP, LLC (the “General Partner”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit representing a limited partnership interest in the Partnership (the “Partnership Common Units”), except for any Partnership Common Units held by the Issuer and its subsidiaries, will be converted into the right to receive 1.15 Common Units representing a limited liability company interest in the Issuer (collectively, the “EnLink Midstream Common Units”).

Concurrent with the execution of the Merger Agreement, GIP III Stetson II, L.P. (“Stetson II”), in its capacity as the holder of a majority of the outstanding Common Units, approved the issuance of the Common Units as contemplated by the Merger Agreement (the “EnLink Midstream Common Unit Issuance”) by written consent.

Following the recommendation of the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of the General Partner (the “General Partner Board”), the General Partner Board approved and resolved to submit the Merger Agreement to a vote of the holders of outstanding Common Units and Series B Units of the Partnership, voting together as a single class (the “Voting Unitholders”), and to recommend that the Voting Unitholders adopt the Merger Agreement.

The Merger Agreement contains customary representations, warranties, and covenants by the parties, including, among others, a covenant that the Issuer and the Partnership will conduct their respective businesses in the ordinary course, consistent with past practice, during the interim period between the execution of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement (the “Transactions”). Subject to certain exceptions, the Partnership has agreed not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in

CUSIP No. 29336U107	13D

connection with, any unsolicited alternative acquisition proposal. The Partnership and the Issuer have also agreed to use their reasonable best efforts to cooperate with each other to make certain regulatory filings and to respond to and comply with any requests for information with respect to antitrust and competition laws.

The Merger Agreement provides that the Partnership will convene a meeting of Voting Unitholders to consider and vote on the approval of the Merger Agreement (the “Partnership Unitholder Meeting”), subject to the terms and conditions of the Merger Agreement.

The Merger Agreement also contains customary closing conditions, including, among others: (i) approval of the Merger Agreement by the holders of a majority of the Voting Unitholders; (ii) approval of the EnLink Midstream Common Unit Issuance by the holders of Common Units, which has been completed pursuant to the written consent of Stetson II (the “Stetson II Written Consent”); (iii) all required filings, consents, approvals, permits, and authorizations of any governmental authority in connection with the Transactions having been made or obtained; (iv) the absence of certain legal injunctions or impediments prohibiting the Transactions; (v) the distribution of the joint proxy statement/information statement of the Issuer and the Partnership to holders of Common Units (in accordance with Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended) at least 20 calendar days prior to the closing of the Transactions; (vi) the effectiveness of a registration statement on Form S-4 registering the issuance of the Common Units to be issued as consideration in the Merger; and (vii) approval for the listing of the Common Units to be issued as consideration in the Merger on the New York Stock Exchange.

The Merger Agreement contains certain termination rights for the Partnership and the Issuer, including, among others, (i) by the mutual written agreement of the Partnership and the Issuer; (ii) by either the Partnership or the Issuer, if (A) the Merger has not been consummated on or before June 30, 2019; or (B) the requisite approval of Voting Unitholders of the Merger Agreement is not obtained; (iii) by the Issuer, if (A) the Conflicts Committee makes a Recommendation Change (as defined in the Merger Agreement) prior to the Partnership Unitholder Meeting or (B) if under certain conditions, there has been a material breach by the Issuer of any of its representations, warranties, or covenants set forth in the Merger Agreement that is not cured within 30 days of notice of such breach; and (iv) by the Partnership, if (A) subject to certain conditions, the Partnership has received a Superior Proposal (as defined in the Merger Agreement) and the General Partner Board (upon recommendation of the Conflicts Committee) or the Conflicts Committee has determined in good faith that the failure to terminate the Merger Agreement would be inconsistent with its fiduciary duties, or (B) under certain conditions, there has been a material breach by the Issuer of any of its representations, warranties, or covenants set forth in the Merger Agreement that is not cured within 30 days of notice of such breach. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, the Issuer or the Partnership, as applicable, may be required to reimburse the other party’s expenses up to $5 million, and, in certain circumstances, the Partnership may be required to pay the Issuer a termination fee equal to $55 million.

CUSIP No. 29336U107	13D

Parent Support Agreement

Also on October 21, 2018, Stetson II and the Partnership entered into a parent support agreement (the “Parent Support Agreement”), pursuant to which Stetson II agreed, in its capacity as a holder of Common Units, not to amend, modify, withdraw, terminate, or revoke the Stetson II Written Consent on the terms and subject to the conditions provided for in the Parent Support Agreement. The Parent Support Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the Effective Time, and (iii) the mutual written agreement of the parties to the Parent Support Agreement to terminate the Parent Support Agreement.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Merger Agreement and the Parent Support Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                 Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following:

Exhibit Number	Description
9

Agreement and Plan of Merger, dated as of October 21, 2018, by and among EnLink Midstream, LLC, EnLink Midstream Manager, LLC, NOLA Merger Sub, LLC, EnLink Midstream Partners, LP and EnLink Midstream GP, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).

10

Parent Support Agreement, dated as of October 21, 2018, by and among GIP III Stetson II, L.P. and EnLink Midstream Partners, LP (incorporated by reference to Exhibit 10.3 to EnLink Midstream Partners, LP’s Current Report on Form 8-K filed on October 22, 2018).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2018

GLOBAL INFRASTRUCTURE INVESTORS III, LLC

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GLOBAL INFRASTRUCTURE GP III, L.P.
	By:	Global Infrastructure Investors III, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

GIP III STETSON AGGREGATOR II, L.P.
	By:	Global Infrastructure GP III, L.P.
	By:	Global Infrastructure Investors III, LLC, its general partner

	By:	/s/ Matthew Harris
	Name:	Matthew Harris
	Title:	Partner

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GIP III STETSON AGGREGATOR I, L.P.
By:	Global Infrastructure GP III, L.P.
By:	Global Infrastructure Investors III, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Partner

GIP III STETSON GP, LLC

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager

GIP III STETSON II, L.P.
By:	GIP III Stetson GP, LLC, its general partner

By:	/s/ Matthew Harris
Name:	Matthew Harris
Title:	Manager